Stolt-Nielsen Limited
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A subsidiary of          Aldwych House                    Tel: +44 207 611 8960
Stolt-Nielsen S.A.       71-91 Aldwych                    Fax: +44 207 611 8965
                         London WC2B 4HN                  www.stolt-nielsen.com
                         United Kingdom



NEWS RELEASE

                                             Contact:     Richard M. Lemanski
                                                          U.S. 1 203 625 3604
                                                          rlemanski@stolt.com

                                                          Valerie Lyon
                                                          UK 44 20 7611 8904
                                                          vlyon@stolt.com


         Stolt-Nielsen S.A. Announces Expiration of Early Consent Period

London, England - February 17, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today announced that the early consent period relating to Stolt-Nielsen Transportation Group Ltd.'s pending consent solicitation for SNTG's senior notes expired at 5:00 p.m., New York City time, on February 15, 2005. As of that time, a total of $18.21 million outstanding principal amount of notes and related consents had been tendered pursuant to the Solicitation. The Solicitation is scheduled to expire at 5:00 p.m., New York City time, on February 18, 2005. The Offer is scheduled to expire at midnight, New York City time, on February 22, 2005.

This press release is neither an offer to purchase the notes nor a solicitation of an offer to sell the notes. The Offer and the Solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement, dated January 24, 2005, as amended by the Supplement to the Offer to Purchase and Consent Solicitation Statement, dated February 7, 2005.

About Stolt-Nielsen S.A.

Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. Stolt-Nielsen S.A., through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-
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owned by Stolt-Nielsen S.A., produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. (www.stolt-nielsen.com).


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